UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
Commission File Number:
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GMARKET HOLDS PRESS CONFERENCE TO DISCUSS
INITIAL PUBLIC OFFERING AND NASDAQ LISTING
Seoul, Korea, July 6, 2006 — Gmarket Inc. (Nasdaq: GMKT) (“Gmarket”) held a press conference on July 5, 2006 in Seoul, Korea to discuss the initial public offering of its common shares in the form of American depositary shares (“ADSs”), which was completed on July 5, 2006, and the listing of such ADSs on Nasdaq which was completed on June 29, 2006.
Duckjun (D.J.) Lee, Gmarket’s Chief Financial Officer, gave a presentation summarizing the key details of Gmarket’s initial public offering in the United States, including the offering size, the offering price and the fact that the offering was 20 times oversubscribed. Moreover, Mr. Lee briefly described Gmarket’s listing on Nasdaq and noted that Gmarket was the first Korean e-commerce company to list publicly on any stock exchange in the United States.
Chang Sun Jo, Gmarket’s Senior Vice President in charge of Marketing and Business Development, discussed Gmarket’s current status as a leading retail e-commerce marketplace in Korea, as measured in terms of gross merchandise value and traffic on its e-commerce marketplace. Furthermore, Mr. Jo highlighted Gmarket’s value proposition to buyers and sellers and discussed Gmarket’s strategy for future growth, which includes diversification of product and service categories offered on its e-commerce marketplace and expansion into overseas markets.
Following Mr. Jo’s presentation, the reporters in attendance were invited to ask questions to Gmarket’s management team. During this question and answer session, Young Bae Ku, Gmarket’s Chief Executive Officer, further elaborated on Gmarket’s overseas expansion strategies. Specifically, Mr. Ku discussed Gmarket’s current plan to enter the Japanese e-commerce market by the end of 2007. He also noted that Gmarket will consider potential acquisitions in the United States, depending on available opportunities, and added that entering the Chinese e-commerce market was also a long-term possibility. With respect to the use of proceeds from the initial public offering, Mr. Ku confirmed that the proceeds would be used for upgrading and expanding Gmarket’s network, investing in key technologies and other research and development, marketing activities, potential acquisitions, overseas expansion costs and general corporate purposes. When asked about any plans for Gmarket to list on a Korean stock exchange, Mr. Ku confirmed that Gmarket does not have any current plans to do so.
ABOUT GMARKET
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
CONTACTS
In Korea:
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the United States:
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

FORWARD-LOOKING STATEMENTS
Certain statements in this submission on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, together with such other documents as we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this submission on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. ———————— (Registrant)
By:	/s/ Duckjun (D.J.) Lee
	Name:	Duckjun (D.J.) Lee
	Title:	Chief Financial Officer

Date: July 6, 2006